Exhibit 99.1

May 17, 2013

Announcement pursuant to Article 4 para. 2 of the Commission Regulation (EC) No. 2273/2003

Fresenius Medical Care commences announced share buyback program

The share buyback program announced by Fresenius Medical Care AG & Co. KGaA (Fresenius Medical Care or the “company”) in its ad hoc disclosure on April 4, 2013 will commence on May 20, 2013. For the first time, Fresenius Medical Care thereby makes use of the authorization pursuant to Section 71 para. 1 no. 8 of the German Stock Corporation Act to acquire own shares as granted by the General Meeting of the company on May 12, 2011. In the context of this share buyback program, ordinary shares of Fresenius Medical Care (ISIN DE0005785802) in the total amount of up to € 385 million (approximately $ 500 million) shall be repurchased in the period from May 20, 2013 until and including November 20, 2013. Based on the closing auction share price of the ordinary share in the XETRA trading system of € 53.04 as of May 16, 2013, this corresponds to a total volume of approximately 7.0 million ordinary shares and therefore approximately 2.3% of the registered share capital of Fresenius Medical Care. The share buyback is in the best interest of the company and its shareholders. The own shares acquired by the company will be used to serve the sole purposes of either reducing the registered share capital of the company by cancellation of the acquired own shares, or fulfilling employee participation programs of the company.

The shares will exclusively be repurchased on the stock exchange by way of the XETRA trading system. Pursuant to the requirements of the acquisition authorization granted by the General Meeting of the company on May 12, 2011, the price per share paid by the company (excluding ancillary acquisition costs) must not exceed or fall short of the market price of (ordinary) shares of the company by more than 10% as determined by the opening auction in the XETRA trading system on the respective stock exchange trading day.

The buyback of shares will be effected in accordance with the safe harbor provisions pursuant to Sections 14 para. 2, 20a para. 3 of the German Securities Trading Act in conjunction with the provisions of the Commission Regulation (EC) No 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of the European Parliament and of the Council as regards exemptions for buyback programs and stabilization of financial instruments (EC-Reg). The buyback program will be conducted on behalf and on account of the company under the lead-management of a financial institution which makes its trading decisions in relation to the purchase of the shares of Fresenius Medical Care independently of, and without influence by, the company. The financial institution particularly committed itself vis-à-vis Fresenius Medical Care to comply with the requirements of the acquisition authorization as granted by the General Meeting of the company on May 12, 2011 as well as the trading conditions pursuant to Article 5 para. 1 and para. 2 EC-Reg. when executing the share buyback program. Pursuant to Article 5 para. 1 EC-Reg, the issuer must not purchase shares in the context of the share buyback program at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out; at the same time, no more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out may be purchased pursuant to Art. 5 para. 2 EC-Reg in the context of the share buyback program. The average daily volume of the shares in this context is based on the average daily volume traded in the 20 trading days preceding the date of purchase.

Fresenius Medical Care will regularly report on the executed transactions pursuant to Sections 14 para. 2, 20a para. 3 of the German Securities Trading Act in conjunction with Article 4 para. 4 EC-Reg in the “Investor Relations” section on the Fresenius Medical Care website, available at www.fmc-ag.com.

Fresenius Medical Care AG & Co. KGaA

Represented by Fresenius Medical Care Management AG

Represented by its Management Board

Bad Homburg v.d.H., May 17, 2013

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.3 million individuals worldwide. Through its network of 3,180 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 261,648 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care AG & Co. KGaA is listed on the Frankfurt Stock Exchange (FME, FME 3) and on the New York Stock Exchange (FMS).

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.